

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT



04028355

May 3, 2004

Act SEA
Section 14(a)
Rule 14a-8
Public Availability May 3, 2004

Lisa Snow, Esq.
Vice President and Chief Counsel
College Retirement Equities Fund
730 Third Avenue
New York, NY 10017-3206

Re: College Retirement Equities Fund ("Fund")
Shareholder Proposal of Abigail A. Fuller

Dear Ms. Snow:

In a letter dated February 24, 2004, you notified the staff of the Securities and Exchange Commission ("Commission") that the Fund intends to exclude from its proxy materials for its 2004 annual meeting a shareholder proposal submitted by letter dated February 11, 2004, from Abigail A. Fuller. The proposal provides:

> THEREFORE BE IT RESOLVED that the shareholder requests that TIAA-CREF divest all its shares of COSTCO and request that COSTCO repair damages to the society in Mexico and changes its corporate governance practices to include full ethical behavior.

You request confirmation that we would not recommend enforcement action to the Commission if CREF excludes the Proposal in reliance on Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended. Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal if "the proposal deals with a matter relating to the company's ordinary business operations."

There appears to be some basis for your opinion that the Proposal may be omitted from CREF's proxy materials pursuant to Rule 14a-8(i)(7). We note that the Proposal concerns a recommendation to sell CREF's position in one specific portfolio company. In this regard, the staff of the Commission has previously stated that it believes the ordinary business operations of an investment company include buying and selling portfolio securities.[1] In addition, although part of the proposal may address matters outside the scope of ordinary business, the staff of the Commission has previously stated that it is not its practice to permit revisions to

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[1] See College Retirement Equities Fund (pub. avail. Sept. 7, 2000).

shareholder proposals otherwise excludible under the ordinary business exception.[2] Accordingly, the Division will not recommend enforcement action to the Commission if CREF excludes the Proposal from its proxy materials in reliance on Rule 14a-8(i)(7).

Because our position is based upon the facts recited in your letter, different facts or conditions or additional facts or conditions may require a different conclusion. Further, this response only expresses our position on enforcement action under Rule 14a-8 and does not express any legal conclusion on the issues presented.

We note that the Fund did not file its reasons to exclude the proposal at least 80 calendar days before the date on which it intends to file definitive proxy materials as required by Rule 14a-8(j)(1). Noting the circumstances of the delay, we grant the Fund's request that the 80-day requirement be waived.

For your reference, I have enclosed a brief description of the Division of Investment Management's informal procedures regarding shareholder proposals. If you have any questions or comments concerning this matter, please feel free to contact me at (202) 942-0552.

Sincerely,



Harry Eisenstein
Senior Counsel
Office of Insurance Products

[2] See Z-Seven Fund, Inc. (pub. avail. November 3, 1999).

DIVISION OF INVESTMENT MANAGEMENT

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Investment Management believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by an investment company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

The staff will always consider information concerning alleged violations of the statutes administered by the Commission, including arguments as to whether or not proposed activities would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

The determination reached by the staff in connection with a shareholder proposal submitted to the Division under Rule 14a-8 does not and cannot purport to "adjudicate" the merits of an investment company's position with respect to the proposal. Only a court, such as a U.S. District Court, can decide whether an investment company is obligated to include shareholder proposals in its proxy material. Accordingly, a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of an investment company, from pursuing any rights he or she may have against the investment company in court, should the management omit the proposal from the investment company's proxy material.



College Retirement Equities Fund
730 Third Avenue
New York, NY 10017-3206
212 490-9000

Lisa Snow
Vice President and Chief Counsel
(212) 916-5541
(212) 916-5760 FAX
lsnow@tiaa-cref.org

February 24, 2004

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20054

Re: College Retirement Equities Fund's Omission of Shareholder Proposal of Abigail A. Fuller

Dear Mr. Kotapish:

The College Retirement Equities Fund ("CREF") hereby gives notice to the staff of the Securities and Exchange Commission (the "Staff") of CREF's intention to omit from its proxy statement and form of proxy ("2004 Proxy Materials") a shareholder proposal and supporting statement which was submitted to CREF by Abigail A. Fuller (the "Proponent" or "Fuller") dated February 11, 2004 (the "Proposal") for its 2004 annual meeting of shareholders.[1] Please be advised that pursuant to Rule 14a-8(j), CREF has simultaneously notified the Proponent of its intent to omit the Proposal from CREF's proxy materials by a copy of this letter.

The Proposal requests that CREF[2] divest its holdings of one specific stock, COSTCO Wholesale Corporation ("COSTCO"), and that CREF request COSTCO to repair damages to the society in Mexico and change its corporate governance policy. A copy of the proposal is attached hereto as Appendix A.

We request the Staff to confirm that it will not recommend that enforcement action be taken if CREF omits the Proposal from its proxy materials.[3] We believe that the Proposal may

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[1] Unlike most other registered open-end investment companies, CREF voluntarily holds an annual meeting of its shareholders even though it is not required to do so under the Investment Company Act of 1940 or state law. This year, including the Proposal, CREF has received a total of 10 shareholder proposals for inclusion in its proxy materials.

[2] For the purposes of this letter, it is assumed that the Proponent intended to submit her Proposal to CREF.

[3] CREF respectfully requests that the Staff waive the requirement under Rule 14a-8(j) that the company file its reasons for excluding the Proposal no later than 80 calendar days before it files its definitive form of proxy with the Commission. The annual meeting of CREF has been historically held in November. The proxy statement for the 2003 annual meeting specifically noted that CREF was considering holding the 2004 annual meeting at an earlier date. CREF shareholders were subsequently notified that the annual meeting would be held in June 2004, and that the deadline for receiving shareholder proposals was February 12, 2004, allowing sufficient time for shareholder

be omitted pursuant to paragraph (i)(3) and paragraph (i)(7) of Rule 14a-8 (the "Rule") as discussed below.

CREF is a non-profit corporation established under the laws of New York State and registered with the Securities and Exchange Commission ("the "Commission") as a diversified management company under the Investment Company Act of 1940 ("1940 Act"). Teachers Insurance and Annuity Association of America ("TIAA"), CREF's companion organization, is a stock life insurance company. Together, through the issuance of variable and guaranteed annuity certificates, these companies comprise the principal retirement system for the nation's education and research communities.

I. The Proposal may be excluded pursuant to Rule 14a-8(i)(7)

A. The Proposal relates to CREF's ordinary business operations.

Pursuant to paragraph (i)(7) of the Rule, CREF can omit a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." The Proposal, which principally requests CREF to divest it's holding in the shares of one specific company, illustrates the type of interference with the conduct of ordinary business operations that paragraph (i)(7) is designed to prohibit. In essence, the Proposal would allow shareholders to dictate to CREF how the business and affairs of CREF should be managed, since the ordinary business of an investment company, like CREF, is selecting issuers in which to invest.

The Proposal is substantially similar to a proposal CREF received on June 1, 2000 (the "Prior Proposal") that was excluded pursuant to a no-action letter issued by the Staff (the "2000 Letter").[4] There, the proposal requested CREF to divest its holdings of Freeport McMoRan Copper and Gold, Inc. from its Stock Account. The 2000 Letter permitted CREF to omit the Prior Proposal pursuant to Rule 14a-8(i)(7) because it related to the ordinary business operations of an investment company. In reaching its decision, the Staff noted that unlike proposals requesting the institution of a broad or fundamental corporate policy,[5] the Prior Proposal could be excluded in reliance on Rule 14a-8(i)(7) since the ordinary business operations of an investment company include[s] buying and selling of portfolio securities.[6]

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proposals to be submitted. CREF intends to file its definitive proxy statement on or about May 7, 2004 in order to print and mail the over 2 million proxy materials required for this year's annual meeting.

[4] College Retirement Equities Fund (Sept. 7, 2000).

[5] The Staff generally does not allow the exclusion of proposals relating to a broad or fundamental corporate policy. See e.g., College Retirement Equities Fund (Aug. 9, 1999) (the "1999 CREF Letter") (proposal to establish a new socially conscious equity fund); Cargill Financial Markets PLC (Mar. 15, 1996) (proposal to convert the Fund to an open-end investment company); and The Charles Allmon Trust, Inc. (June 10, 1994) (proposal to change the advisory fee).

[6] The Staff has stated a similar position in other no-action letters. See, 1999 CREF Letter (noting that the ordinary business of an investment company includes the "buying and selling of portfolio securities") and Cargill Financial Markets PLC (Mar 15, 1996) (noting that the shareholder proposal in that no-action letter did not "deal with the ordinary operations of an investment company, such as the buying and selling of securities.")

The policy and logic of the Staff's position in this area is sound. If a registered investment company were vulnerable to being questioned by any or all of its shareholders with respect to every specific investment it makes, when those investments are consistent with law and the company's stated policies, it could not operate. The cumulative effect of such requests would be to transfer the responsibility for decisions on whether to buy or sell securities from CREF's investment adviser and management to its shareholders.

B. The Proposal does not raise significant social policy issues.

The Staff has indicated that a shareholder proposal that would normally be excludable as dealing with a matter relating to a company's ordinary business operations may not be excludable if it raises significant social policy issues.[7] The Staff has determined that shareholder proposals involve significant social policies if they involve issues that engender widespread debate,[8] media attention[9] and legislative and regulatory initiatives.[10] Here, the Proposal relates to the divestiture of a single portfolio investment. Therefore, although CREF appreciates the gravity of the allegations contained in the supporting statement, it believes that the Proposal itself is related to an ordinary business topic.

C. The Proposal may be excluded in its entirety.

The Staff has previously noted in the context of operating companies that if any portion of a submission includes ordinary business matters, the *entire* submission may be excluded.[11] The IBM and General Electric no-action letters were based upon long-standing Staff precedent that when *any portion* of a proposal implicates ordinary business matters, the *entire* proposal must be omitted under paragraph (i)(7) of the Rule. In the instant matter, the Proponent's request that CREF divest its holdings in a specific company, COSTCO, relates to ordinary business matters. Thus, the entire Proposal may be excluded.

Based on the foregoing, the Proposal may properly be omitted from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(7).

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[7] See Rel. No. 34-40018 (1998).

[8] Staff Legal Bulletin No. 14A (July 12, 2002) (noting that the presence of widespread public debate regarding an issue is among the factors considered in determining whether the issue involves a significant social policy). See also, E.I. du Pont de Nemours and Company (Mar. 6, 2000).

[9] The Coca-Cola Company (Feb. 7, 2000).

[10] Synopsis, Inc. (July 12, 2002).

[11] See, e.g. International Business Machines Corporation (Jan. 9, 2001, reconsideration denied Feb. 14, 2001) and General Electric Company (Feb. 10, 2000).

II. The Proposal may be excluded pursuant to Rule 14a-8(i)(3)

Even if the Proposal is not excludable for the foregoing reasons, the Proposal and the supporting statement are contrary to the Commission's proxy rules and can be omitted from the 2004 Proxy Materials under paragraph (i)(3) of the Rule.

Under Rule 14a-8(i)(3), a company may exclude all or portions of a proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules. By extension, this includes proposals that are impermissibly vague and indefinite. In this regard, the Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under paragraph (i)(3) of the Rule as inherently misleading, because neither the voting shareholders nor CREF's board would be able to determine with any reasonable amount of certainty what actions would be taken if the Proposal were adopted.[12]

In the instant matter, the Proponent requests that CREF "divest all of its shares of COSTCO and request that COSTCO repair damages to the society of Mexico and change[s] its corporate governance practices to include full ethical behavior." The Proposal is vague because it is unclear what the Proponent means by "repair damages," how such repair would be effected or calculated, and how CREF could request that COSTCO change its corporate governance practices.

The Proposal is also internally inconsistent and would therefore only confuse shareholders and leave CREF's board without clear guidelines for implementation. Thus, it is unclear what actions or measures CREF could take to implement the Proposal and the manner in which the requested actions should be taken. For example, while the Proposal requests that CREF divest its holdings in one specific stock, it also requests that CREF request COSTCO to repair damages and change its corporate governance practices. If CREF divests of its holdings in COSTCO, then it would be further limiting its ability to ensure that COSTCO undertakes the requested actions.

Based on the foregoing, the Proposal may properly be omitted from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(3).

[12] See Smithfield Foods, Inc. (July 18, 2003) (allowing the company to exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite, based, in part, on the company's arguments that (i) the proposal did not inform shareholders of what the company would be required to do if the proposal were approved and (ii) if the shareholders were to approve the proposal, the company would not know what action to take to fulfill the request); PG&E Corp. (Mar. 1, 2002) (allowing the company to omit Proponent's proposal because the proposal was vague and indefinite, based on the company's argument that neither the shareholders nor the company's board of directors would be able to determine what actions the company would have to take to comply with the proposal); Philadelphia Electric Co. (July 30, 1992) (allowing the company to omit the proposal because it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); and H.J. Heinz Company (May 25, 2001) (proposal requesting that the company implement a human rights standards program was excluded on the grounds that it was vague and indefinite).

III. The Proposal may be excluded pursuant to Rule 14a-8(c)

CREF believes that the Proposal consists of three separate proposals in contravention of Rule 14a-8(c), which states that a shareholder may submit only one proposal to a company for a particular meeting. On February 19, 2004, CREF notified the Proponent that the Proposal was deficient because it contained three separate proposals. A copy of this notification is attached hereto as Appendix B. CREF's notice was delivered to the Proponent on February 20, 2004. As of the date of this letter, the Proponent has not revised or rewritten the Proposal, nor has she eliminated two of the three proposals previously submitted.[13] Though the Staff may deem multiple proposals to be one proposal if such proposals relate to a single, specific concept, the Staff has also previously taken the position that substantially distinct multiple proposals will not be considered as a single proposal.[14]

The first proposal requires CREF to divest its COSTCO shares. The second proposal requires CREF to request that COSTCO repair damages to Mexico. The third proposal requires CREF to request that COSTCO change its corporate governance practices. Each of these proposals requires distinct and separate action on the part of CREF; thus, they should be considered to be multiple proposals. Therefore, based on this defect, CREF may exclude the Proposal from its 2004 Proxy Materials.

IV. Conclusion

In view of the foregoing, CREF respectfully requests that the Staff not recommend any enforcement action if the Proposal is omitted from its proxy materials for its 2003 annual meeting.

If you have any questions concerning our request or require any additional information, please contact the undersigned at (212) 916-5541.

Sincerely,



Lisa Snow

cc: Abigail A. Fuller

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[13] Based upon the delivery of CREF's notification on February 20, 2004, the Proponent has until March 5, 2004 to revise the Proposal. Since this letter is submitted in advance of March 5, 2004, CREF undertakes to review, and if necessary, revise its no-action letter if the Proponent revises her proposals.

[14] See, Citigroup Inc. (Feb.26, 2002).

Timothy H. Buchman, 430 Meer Avenue, Wyckoff, NJ 07481 (http://crefwatch.home.att.net/), owning 595.293 accumulation units in the CREF Stock Account, and 576.413 accumulation units in the CREF Inflation-Linked Bond Account intends to present the following resolution at the 2004 annual meeting.

Whereas, government regulations are ambiguous as to whether the *primary* fiduciary duty of the board of directors of a mutual fund is to the shareholders or to the company, and

Whereas, the current draft of the "reform-oriented" Senate Bill 1971 states, for example, only that contracts between a fund and the advisor be "in the best interests of the company"; and

Whereas, new Administrative Expenses, such as an increased marketing budget, and support of sports competitions and museum exhibitions may or may not be in the best interest of participants; and

Whereas, the *same* personnel who perform Investment Management and other services for CREF retirement participants are performing *similar services* to Institutional and Retail mutual fund customers at rates that are lower, capped, and / or with waivers of actual incurred costs;

THEREFORE BE IT RESOLVED that, beginning with the next Directors' election following the adoption of this resolution, the primary fiduciary duty of the CREF Board of Directors ought to be first and foremost to the participants.

Participant's Supporting Statement:
When CREF's business consisted almost entirely of retirement annuities in its' *own* tax-deferred accounts, participants had little reason to worry that anyone else might be "getting a better deal" than they were.

The interests of CREF (for example, to promote new retail products, or to interest outside plan administrators in CREF products, or to induce non-employee financial advisors to recommend CREF products to their own customers) may no longer be *assumed* to be those of current retirement participants.

In fact, investors in the CREF Stock Fund variable annuity (selected here as a prime example of the traditional "college retirement" product) paid more for Investment Management services alone, and more in total fees to TIAA-CREF affiliated companies than did investors in comparable funds in the Institutional and Retail CREF fund classes. Elliot Spitzer has described such (generally, legal) differences as unfair to investors. He has received no support from the SEC towards his position.

Investment Management, in particular, cannot be argued to be more expensive for retirement accounts. It could be expected that an 80%-indexed fund is cheaper to manage if it is larger, as is the CREF Stock Fund. But because the CREF Stock Fund is required to pay "actual costs", and the other lines of business are not, there is no limit on its' expenses. They rose 50% between 2000 and 2003.

This resolution does not mean that CREF should damage itself to make profits for the participants. A fiduciary is not required to take food out of her own mouth to feed an impoverished client. Rather, it formalizes the original mission of the organization, to improve the financial status of participants.

Timothy H Buchman February 9, 2004



College Retirement Equities Fund
730 Third Avenue
New York, NY 10017-3206
212 490-9000 800 842-2733

George Djurasovic
Counsel
(212) 916-6218
(212) 916-5813

Appendix B

February 19, 2004

By Overnight Courier

Abigail Fuller, Ph. D.
807 East Street
North Manchester, IN 46962

Re: Submission of Shareholder Proposals

Dear Dr. Fuller:

This is to confirm that on February 12, 2004, we received your submission for inclusion in the CREF proxy statement. We believe that in order to comply with the proxy rules, you need to recast your proposal so that it puts forth a single recommendation for consideration by the shareholders, rather than the multiple recommendations contained in your submission. According to Rule 14a-8(c) (Question 3) of the proxy rules, a shareholder may not submit more than one proposal to a company for a particular meeting.

Please revise your submission accordingly and send your corrected proposal to the attention of Laverne Jones within 14 days from receiving this letter.

If you have any questions, please call me at (212) 916-6218.

Very truly yours,

George Djurasovic

cc: E. Laverne Jones

80905_1.DOC

Abigail A. Fuller, 807 East Street, North Manchester, IN 46962, owning 140.303 accumulation units in the CREF Social Choice Account, has given notice that she intends to present the following resolution at the annual meeting:

WHEREAS TIAA-CREF professes to be a leader in corporate governance issues, and professes accountability and transparency as key pillars of effective governance;

WHEREAS TIAA-CREF wishes to be considered a socially responsible investor concerned with environmental and social issues and believes itself to be active and involved in the solution of community problems;

WHEREAS TIAA-CREF owns to the date of 30th of June, 2003, 3,372,396 shares of COSTCO corporation with an estimated value of $123,429,693, making it one of the largest investors in that company;

WHEREAS COSTCO is a company that is responsible for the destruction of an ecologically important site in Cuernavaca, Mexico, destroying works of art and an archeological site, heritage of humanity;

WHEREAS the High Commission for Human Rights of the United Nations has made a declaration against the company for, with the support of local authorities, violating human rights of first, second, and third generation;

WHEREAS COSTCO has been insensitive to the community request that it not build warehouses at a historic and ecologically important site in Cuernavaca;

WHEREAS COSTCO has not responded to nearly 150 organizations requesting that it not build warehouses at a historic and ecologically important site in Cuernavaca, Mexico;

WHEREAS COSTCO chose to build a warehouse complex in an area in which it is prohibited by law from doing so and did not properly comply with the studies required to build them in a central part of the city of Cuernavaca;

WHEREAS COSTCO is a company with an administration that asked stockholders to vote against extending its code of ethics to include land procurement practices;

WHEREAS COSTCO is a company that has rejected a resolution proposal from Christian Brothers Investment, a socially responsible investment fund, to extend its code of ethics;

THEREFORE BE IT RESOLVED that the shareholder requests that TIAA-CREF divest all its shares of COSTCO and request that COSTCO repair damages to the society in Mexico and changes its corporate governance practices to include full ethical behavior.

The present resolution makes references to several sources of information: the report of the High Commission for Human Rights of the United Nations for Mexico; the report presented by OmCED of the Earth council on the Casino de la Selva case; the report presented by Amnesty International with respect to the situation of Human Rights in Mexico; the resolutions taken by the board of directors of Costco Corporation, January 29th, 2004.



College Retirement Equities Fund
730 Third Avenue
New York, NY 10017-3206
212 490-9000 800 842-2733

George Djurasovic
Counsel
(212) 916-6218
(212) 916-5813

February 19, 2004

By Overnight Courier

Abigail Fuller, Ph. D.
807 East Street
North Manchester, IN 46962

Re: Submission of Shareholder Proposals

Dear Dr. Fuller:

This is to confirm that on February 12, 2004, we received your submission for inclusion in the CREF proxy statement. We believe that in order to comply with the proxy rules, you need to recast your proposal so that it puts forth a single recommendation for consideration by the shareholders, rather than the multiple recommendations contained in your submission. According to Rule 14a-8(c) (Question 3) of the proxy rules, a shareholder may not submit more than one proposal to a company for a particular meeting.

Please revise your submission accordingly and send your corrected proposal to the attention of Laverne Jones within 14 days from receiving this letter.

If you have any questions, please call me at (212) 916-6218.

Very truly yours,

George Djurasovic

cc: E. Laverne Jones

80905_1.DOC